News release via CNW Telbec, Montreal 514-878-2520

     Attention Business/Financial Editors:
     ACE Aviation reports first quarter 2008 results and announces a $500 million substantial issuer bid

     <<
     FIRST QUARTER OVERVIEW

     - Operating loss (before provision for cargo investigations) of
       $27 million.
     - EBITDAR (before provision for cargo investigations) of $205 million including EBITDAR of $222 million at Air Canada.
     - Net loss of $182 million.
     - Substantial issuer bid of $1.5 billion completed in January 2008.
     - Sale of interest in Jazz in January 2008 for net cash proceeds of
       $97 million.
     - Secondary offering of Aeroplan units in April 2008 for net cash proceeds of $343 million.
     - ACE cash of $886 million post closing of secondary offering
     >>

     MONTREAL, May 9 /CNW Telbec/ - ACE Aviation Holdings Inc. (ACE) today reported an operating loss (before provision for cargo investigations) of
$27 million for first quarter 2008.
     Air Canada reported an operating loss (before provision for cargo investigations) of $12 million, an improvement of $66 million over first quarter 2007, on a comparative basis.
     EBITDAR(1) for ACE amounted to $205 million (before provision for cargo investigations). Air Canada reported EBITDAR of $222 million (before provision for cargo investigations) for the quarter, an increase of $93 million over first quarter 2007, on a comparative basis.
     The net loss for the quarter of $182 million included the provision for cargo investigations of $125 million, foreign exchange losses of $89 million, an aircraft impairment charge of $38 million and an $89 million pre-tax gain from the sale of Jazz units in January 2008.
     "I am pleased with the operating results for the quarter and ACE's continued progress on the execution of its wind-up strategy," said Robert
Milton, Chairman, President and Chief Executive Officer, ACE Aviation Holdings
Inc.
     "Air Canada delivered very strong operating results for the quarter in spite of a challenging fuel price environment.
     "In January 2008, we completed a $1.5 billion substantial issuer bid. We also raised $97 million by way of an exempt trade in Jazz units. In April
2008, ACE raised a further $343 million in cash through a secondary offering of Aeroplan units.
     "We are now in a position to announce a further substantial issuer bid,"
concluded Mr. Milton.

     ACE TO REPURCHASE UP TO CDN$500 MILLION OF ITS CLASS A VARIABLE VOTING
     SHARES AND CLASS B VOTING SHARES PURSUANT TO A SUBSTANTIAL ISSUER BID

     ACE today announced that its Board of Directors has authorized a substantial issuer bid (the Offer) to purchase for cancellation up to
Cdn$500 million of ACE's Class A Variable Voting Shares and Class B Voting
Shares (collectively, the Shares) for a combined aggregate of up to
23,809,523 Shares. The Offer is being made by way of a "modified Dutch auction" pursuant to which shareholders may tender all or a portion of their
Shares (i) at a price of not less than Cdn$21.00 and not more than
Cdn$24.00 per Share, in increments of $0.10 per Share, or (ii) without specifying a purchase price, in which case their Shares will be purchased at the purchase price determined in accordance with the Offer. The Offer will expire at 5:00 p.m. (Montreal time) on June 18, 2008, unless withdrawn or extended by ACE.

     The purchase price paid for each Share properly tendered (the Purchase
Price) will be based on the number of Shares tendered and the prices specified by shareholders making tenders, and will be the lowest price that will enable
ACE to purchase up to Cdn$500 million of Shares at a price within the range specified above. Shareholders will receive the Purchase Price in cash for
Shares tendered at prices equal to or lower than the Purchase Price. All
Shares tendered at prices higher than the Purchase Price will be returned to shareholders. All Shares purchased by ACE will be purchased at the same price, even if shareholders have selected a lower price. If the number of Shares tendered at or below the Purchase Price would result in an aggregate Purchase
Price in excess of Cdn$500 million, those Shares will be purchased on a pro rata basis.
     In accordance with the terms of the convertible Preferred Shares of ACE, the holders of Preferred Shares will be permitted to participate in the Offer by depositing their Preferred Shares on an as converted basis.
     The Offer is not conditional upon any minimum number of Shares being deposited, however, the Offer is subject to certain other conditions, including regulatory approval. Full particulars of the terms and conditions of the Offer will be contained in the Offer to Purchase and Issuer Bid Circular and related documents which will be filed with applicable securities regulatory authorities in Canada and the United States and mailed to holders of Shares, Preferred Shares and 4.25% Convertible Senior Notes on or about
May 13, 2008.

     Press release is for informational purposes only

     This press release is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell ACE Shares.
The solicitation and the offer to buy Shares will be made only pursuant to the separate Offer to Purchase and Issuer Bid Circular, and related documents. ACE will file the Offer to Purchase and Issuer Bid Circular and related documents with Canadian securities regulatory authorities and a Tender Offer Statement on Schedule T-O with the United States Securities and Exchange Commission
(SEC). Shareholders should carefully read the Tender Offer Statement, the
Offer to Purchase and Issuer Bid Circular, the related letter of transmittal and other related documents because they contain important information, including the various terms and conditions of the Offer. The Offer to Purchase and Issuer Bid Circular, the related letter of transmittal and certain other documents will be delivered without charge to all holders of Shares, Preferred
Shares and 4.25% Convertible Senior Notes.
     The Tender Offer Statement (including the Offer to Purchase and Issuer
Bid Circular, the related letter of transmittal and all other offer documents filed by ACE with the SEC) will be available without charge at the SEC website at www.sec.gov or by calling the Corporate Secretary office of ACE at
(514) 205-7856. Offer documents required to be filed in Canada will also be available without charge at www.sedar.com.

     (1) Non-GAAP Measures

     EBITDAR is a non-GAAP financial measure commonly used in the airline industry to assess earnings before interest, taxes, depreciation and aircraft rent. EBITDAR is used to view operating results before aircraft rent and depreciation, amortization and obsolescence as these costs can vary significantly among airlines due to differences in the way airlines finance their aircraft and other assets. EBITDAR is not a recognized measure for financial statement presentation under GAAP and does not have standardized meaning and is therefore not likely to be comparable to similar measures presented by other public companies. Readers should refer to ACE's Quarter 1
2008 Management's Discussion and Analysis (MD&A) for a reconciliation of
EBITDAR (before the provision for cargo investigations) and EBITDAR to operating loss.

     For further information on ACE's public disclosure file, including ACE's
Annual Information Form, please consult SEDAR at www.sedar.com and EDGAR at
www.sec.gov/edgar.shtml

     CAUTION REGARDING FORWARD-LOOKING INFORMATION
     ---------------------------------------------

     Certain statements in this news release may contain forward-looking statements. These forward-looking statements are identified by the use of terms and phrases such as "anticipate", "believe", "could", "estimate",
"expect", "intend", "may", "plan", "predict", "project", "will", "would", and similar terms and phrases, including references to assumptions. Such statements may involve but are not limited to comments with respect to strategies, expectations, planned operations or future actions.
Forward-looking statements, by their nature, are based on assumptions and are subject to important risks and uncertainties. Any forecasts or forward-looking predictions or statements cannot be relied upon due to, amongst other things, changing external events and general uncertainties of the business. Such statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements to differ materially from those expressed in the forward-looking statements. Results indicated in forward-looking statements may differ materially from actual results for a number of reasons, including without limitation, energy prices, general industry, market and economic conditions, war, terrorist acts, changes in demand due to the seasonal nature of the business, the ability to reduce operating costs and employee counts, employee relations, labour negotiations or disputes, pension issues, currency exchange and interest rates, changes in laws, adverse regulatory developments or proceedings, pending and future litigation and actions by third parties as well as the factors identified throughout ACE's filings with securities regulators in Canada and the United
States and, in particular, those identified in the Risk Factors section of
ACE's 2007 MD&A dated February 7, 2008 and in Section 10 of ACE's Quarter 1
2008 MD&A dated May 9, 2008. The forward-looking statements contained herein represent ACE's expectations as of the date they are made and are subject to change after such date. However, ACE disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.

     <<
                      Consolidated Statement of Operations

                                                     -------------------------
                                                         Three Months Ended
     Unaudited
     (Canadian dollars in millions except per          March 31      March 31
      share figures)                                       2008        2007(x)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Operating revenues
       Passenger                                       $  2,311      $  2,152
       Cargo                                                124           140
       Other                                                291           333
     -------------------------------------------------------------------------
                                                          2,726         2,625
     -------------------------------------------------------------------------

     Operating expenses
       Wages, salaries and benefits                         496           698
       Aircraft fuel                                        715           585
       Aircraft rent                                         63           104
       Airport and navigation fees                          241           243
       Aircraft maintenance, materials and supplies         203           136
       Communications and information technology             73            76
       Food, beverages and supplies                          77            83
       Depreciation, amortization and obsolesence           169           146
       Commissions                                           53            59
       Capacity purchase with Jazz                          235             -
       Special charge for labour restructuring                -             9
       Other                                                428           515
     -------------------------------------------------------------------------
                                                          2,753         2,654
     -------------------------------------------------------------------------

     Operating loss before under-noted item                 (27)          (29)

     Provision for cargo investigations                    (125)            -

     -------------------------------------------------------------------------
     Operating loss                                        (152)          (29)
     -------------------------------------------------------------------------

     Non-operating income (expense)
       Interest income                                       25            33
       Interest expense                                     (96)         (123)
       Interest capitalized                                  17            36
       Gain on disposal of assets                            46             7
       Gain (loss) on financial instruments recorded
        at fair value                                       (23)           34
       Equity and other investment income                    12             3
       Other                                                 (1)            -
     -------------------------------------------------------------------------
                                                            (20)          (10)
     -------------------------------------------------------------------------

     Loss before the following items                       (172)          (39)

       Non-controlling interest                              64           (23)
       Foreign exchange gain (loss)                         (89)           33
       Recovery of (provision for) income taxes
         Current                                              -            (6)
         Future                                              15           (37)

     -------------------------------------------------------------------------
     Loss for the period                               $   (182)     $    (72)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Loss per share
       Basic and Diluted                               $  (2.96)     $  (0.70)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     (x) Effective March 14, 2007, the results and financial position of
         Aeroplan and effective May 24, 2007, the results and financial position of Jazz are not consolidated with ACE. Effective October 16,
         2007, the results and financial position of ACTS are not consolidated with ACE. The notes are an integral part of the interim consolidated financial statements and are available on SEDAR at www.sedar.com and
         EDGAR at www.sec.gov/edgar.shtml.

                  Consolidated Statement of Financial Position

                                                     -------------------------
     Unaudited                                         March 31   December 31
     (Canadian dollars in millions)                        2008        2007(x)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     ASSETS
     Current
       Cash and cash equivalents                       $  1,254      $  2,300
       Short-term investments                               679           839
     -------------------------------------------------------------------------
                                                          1,933         3,139
     -------------------------------------------------------------------------

       Restricted cash                                       55           124
       Accounts receivable                                  841           793
       Aircraft fuel inventory                               72            98
       Fuel derivatives                                     135            68
       Prepaid expenses and other current assets            153           199
       Future income taxes                                  164           200
     -------------------------------------------------------------------------
                                                          3,353         4,621
     -------------------------------------------------------------------------

     Property and equipment                               7,743         7,925
     Deferred charges                                        51            51
     Intangible assets                                      650           647
     Deposits and other assets                              624           527
     -------------------------------------------------------------------------

                                                       $ 12,421      $ 13,771
     -------------------------------------------------------------------------

     LIABILITIES
     Current
       Accounts payable and accrued liabilities        $  1,179      $  1,266
       Advance ticket sales                               1,437         1,245
       Current portion of Aeroplan Miles obligation          55            55
       Current portion of long-term debt and capital
        leases                                              701           686
     -------------------------------------------------------------------------
                                                          3,372         3,252
     -------------------------------------------------------------------------

     Long-term debt and capital leases                    4,035         4,006
     Convertible preferred shares                           188           182
     Future income taxes                                     50            50
     Pension and other benefit liabilities                1,773         1,824
     Other long-term liabilities                            624           483
     -------------------------------------------------------------------------
                                                         10,042         9,797
     -------------------------------------------------------------------------

     Non-controlling interest                               692           757

     SHAREHOLDERS' EQUITY
       Share capital and other equity                       336           450
       Contributed surplus                                  277           504
       Retained earnings                                    872         2,209
       Accumulated other comprehensive income               202            54
     -------------------------------------------------------------------------
                                                          1,687         3,217
     -------------------------------------------------------------------------

                                                       $ 12,421      $ 13,771
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     (x) Effective March 14, 2007, the results and financial position of
         Aeroplan and effective May 24, 2007, the results and financial position of Jazz are not consolidated with ACE. Effective October 16,
         2007, the results and financial position of ACTS are not consolidated with ACE. The notes are an integral part of the interim consolidated financial statements and are available on SEDAR at www.sedar.com and
         EDGAR at www.sec.gov/edgar.shtml.

           Consolidated Statement of Changes in Shareholders' Equity

                                    ------------------------------------------
                                     Three Months          Year  Three Months
                                            Ended         Ended         Ended
     Unaudited                           March 31   December 31      March 31
     (Canadian dollars in millions)          2008        2007(x)       2007(x)
     -------------------------------------------------------------------------
     Share capital
       Common shares, beginning of
        period                           $    243      $    533      $    533
         Repurchase and cancellation
          of common shares                   (115)            -             -
         Distributions of Aeroplan
          units                                 -          (306)         (274)
         Distributions of Jazz units            -           (70)          (51)
         Issue of shares through
          stock options exercised               1            86            19
     -------------------------------------------------------------------------
     Total share capital                      129           243           227
     -------------------------------------------------------------------------
     Other equity
       Convertible preferred shares           117           117           117
       Convertible senior notes                90            90            92
     -------------------------------------------------------------------------
     Total share capital and other
      equity                                  336           450           436
     -------------------------------------------------------------------------
     Contributed surplus
       Balance, beginning of period           504            25            25
       Repurchase and cancellation
        of common shares                     (228)            -             -
       Fair value of stock options
        issued to Corporation
        employees recognized as
        compensation expense                    1            25             5
       Fair value of exercised stock
        options to share capital                -           (29)            -
       Aeroplan negative investment             -           483           426
     -------------------------------------------------------------------------
     Total contributed surplus                277           504           456
     -------------------------------------------------------------------------
     Retained earnings
       Balance, beginning of period         2,209           810           810
       Repurchase and cancellation
        of common shares                   (1,155)            -             -
       Cumulative effect of adopting
        new accounting policies                 -             5            10
       Repair Schemes and
        Non-compete agreement                   -            (4)            -
     -------------------------------------------------------------------------
                                            1,054           811           820
       Net income (loss) for the
        period                               (182)        1,398           (72)
     -------------------------------------------------------------------------
     Total retained earnings                  872         2,209           748
     -------------------------------------------------------------------------
     Accumulated other comprehensive
      income
       Balance, beginning of period            54             -             -
       Cumulative effect of adopting
        new accounting policies                 -            (7)           (7)
       Other comprehensive income             148            61            10
     -------------------------------------------------------------------------
     Total accumulated other
      comprehensive income                    202            54             3
     -------------------------------------------------------------------------
     Total shareholders' equity          $  1,687      $  3,217      $  1,643
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     (x) Effective March 14, 2007, the results and financial position of
         Aeroplan and effective May 24, 2007, the results and financial position of Jazz are not consolidated with ACE. Effective October 16,
         2007, the results and financial position of ACTS are not consolidated with ACE. The notes are an integral part of the interim consolidated financial statements and are available on SEDAR at www.sedar.com and
         EDGAR at www.sec.gov/edgar.shtml.

                Consolidated Statement of Comprehensive Income

                                                     -------------------------
                                                         Three Months Ended
     Unaudited                                         March 31      March 31
     (Canadian dollars in millions)                        2008        2007(x)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Comprehensive income (loss)
     Net loss for the period                           $   (182)     $    (72)
       Other comprehensive income, net of taxes:
       Net change in unrealized loss on US Airways
        securities (net of tax of $1)                         -            (4)
       Net change in unrealized gain on Jazz Air
        Income Fund (net of tax of ($15))                    71             -
       Net gains on fuel derivatives under hedge
        accounting (net of taxes of 2008 - ($46),
        2007 - ($3))                                        100             6
       Reclassification of net realized (gains)
        losses on fuel derivatives to income
        (net of taxes of 2008 - $11, 2007 - nil))           (23)            8
     -------------------------------------------------------------------------
                                                            148            10
     -------------------------------------------------------------------------
     Total comprehensive loss                          $    (34)     $    (62)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     (x) Effective March 14, 2007, the results and financial position of
         Aeroplan and effective May 24, 2007, the results and financial position of Jazz are not consolidated with ACE. Effective October 16,
         2007, the results and financial position of ACTS are not consolidated with ACE. The notes are an integral part of the interim consolidated financial statements and are available on SEDAR at www.sedar.com and
         EDGAR at www.sec.gov/edgar.shtml.

                      Consolidated Statement of Cash Flows

                                                     -------------------------
                                                         Three Months Ended
     Unaudited                                         March 31      March 31
     (Canadian dollars in millions)                        2008        2007(x)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Cash flows from (used for)
     Operating
       Net loss for the period                         $   (182)     $    (72)
       Adjustments to reconcile to net cash from
        operations
         Depreciation, amortization and obsolescence        169           146
         Gain on disposal of assets                         (46)           (7)
         Foreign exchange (gain) loss                        65           (33)
         Future income taxes                                (15)           37
         Excess of employee future benefit funding
          over expense                                      (51)          (69)
         Decrease in Aeroplan miles obligation              (16)          (27)
         Provision for cargo investigation                  125             -
         Non-controlling interest                           (68)           18
         Other                                              (13)          (25)
         Changes in non-cash working capital balances       261           351
     -------------------------------------------------------------------------
                                                            229           319
     -------------------------------------------------------------------------

     Financing
       Issue of common shares                                 1            19
       Repurchase and cancellation of common shares      (1,498)            -
       Aircraft and facility related borrowings             187           112
       Distributions paid to non-controlling interest         -           (53)
       Reduction of long-term debt and capital lease
        obligations                                        (323)          (78)
       Other                                                  -            (1)
     -------------------------------------------------------------------------
                                                         (1,633)           (1)
     -------------------------------------------------------------------------
     Investing
       Short-term investments                               161          (155)
       Proceeds from sale of Jazz units                      97             -
       Proceeds from escrow related to sale of ACTS          40             -
       Proceeds from sale of other assets                    27            45
       Proceeds from sale leaseback transactions            411             -
       Additions to capital assets                         (403)         (437)
       Deconsolidation of Aeroplan cash                       -          (231)
       Acquisition of Aeroman, net of cash                    -           (53)
       Other                                                 25            12
     -------------------------------------------------------------------------
                                                            358          (819)
     -------------------------------------------------------------------------
     Decrease in cash and cash equivalents               (1,046)         (501)
     Cash and cash equivalents, beginning of period       2,300         1,854
     -------------------------------------------------------------------------
     Cash and cash equivalents, end of period          $  1,254      $  1,353
     -------------------------------------------------------------------------
     Cash payments of interest                         $     68      $     60
     Cash payments of income taxes                     $      2      $      6
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     (x) Effective March 14, 2007, the results and financial position of
         Aeroplan and effective May 24, 2007, the results and financial position of Jazz are not consolidated with ACE. Effective October 16,
         2007, the results and financial position of ACTS are not consolidated with ACE. The notes are an integral part of the interim consolidated financial statements and are available on SEDAR at www.sedar.com and
         EDGAR at www.sec.gov/edgar.shtml.
     >>
     %SEDAR: 00020954EF          %CIK: 0001295721

     /For further information: Isabelle Arthur (Montreal), (514) 422-5788;
Peter Fitzpatrick (Toronto), (416) 263-5576; Angela Mah (Vancouver), (604)
270-5741; Internet: aceaviation.com/
     (ACE.A. ACE.B.)

CO:  ACE AVIATION HOLDINGS INC.

CNW 06:00e 09-MAY-08